Rome, April 5, 2023

Sede legale Piazzale Enrico Mattei, 1 00144 Roma Tel. +39 06 59821 eni.com

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Notice of disclosure pursuant to Section 2 19 of the Iran Threat Reduction and Syria Human Rights Act of 2012 a nd Section 13(r) of the Securities Exchange Act of 1934, as amended, included in Annual Report on Form 20-F for the year ended December 31, 2022 of Eni SpA.

Dear Sirs,

pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Eni SpA has made disclosure pursuant to those provisions in its Annual Report on  Form 20-F for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on April 5, 2023.

Sincerely,

/s/FRANCESCO ESPOSITO
Francesco Esposito
Title: Head of Accounting and Financial Statements